

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

August 21, 2009

John Ballard
Chief Financial Officer
Worldwide Energy and Manufacturing USA, Inc.
408 N. Canal Street
South San Francisco, California 94080

> **Re:** **Worldwide Energy and Manufacturing USA, Inc.**
> **Item 4.02 8-K filed on August 19, 2009**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Form 10-Q/A for the Period Ended March 31, 2009**
> **File No. [#]**

Dear Mr. Ballard:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 8-K FILED ON AUGUST 19, 2009

1. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K. You should file your amendment as a Form 8-K/A with the Item 4.02 designation. Please amend your report to include disclosure of the following information.
    - Provide a brief description of the facts underlying your conclusion that the financial statements cannot be relied upon, including the specific nature of the error(s) and the circumstances that led to the restatements.

- Provide a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

FORM 10-K/A AND FORM 10-Q/A FILED ON AUGUST 19, 2009

2. Please further amend your Form 10-K/A for the fiscal year ended December 31, 2008 and Form 10-Q/A for the period ended March 31, 2009, as applicable, to provide the following disclosures.
    - Provide a reissued (dual-dated) audit report including the explanatory paragraph referencing the restatements.
    - Include a description of the nature of the error(s) and the facts and circumstances which resulted in the restatements within the explanatory note on page 2 and in the financial statement footnote labeled "Restatement."
    - Fully update all affected portions of the document, including MD&A, selected financial data, financial statements and notes labeling the applicable financial information as "restated."

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief